EXHIBIT 99.1

        SUPPLEMENTAL AGREEMENT OF AMERISTAR CASINOS, INC.

Ameristar Casinos, Inc. ("ACI") hereby agrees to furnish supplementally to the Securities and Exchange Commission a copy of any of the following instruments defining the rights of holders of long-term debt issued by ACI or its subsidiaries:

     1.  Purchase Money Deed of Trust Note executed by Ameristar
         Casino Vicksburg, Inc., a Mississippi corporation ("ACVI"), in favor of Magnolia Hotel Company, a Mississippi corporation ("Magnolia"), in the principal amount of $250,000.

     2. Purchase Money Deed of Trust Note executed by ACVI in favor of Magnolia in the principal amount of $4,329,725.85.

In addition, ACI hereby agrees to furnish supplementally to the Securities and Exchange Commission a copy of all omitted exhibits and schedules to the Asset Purchase and Sale Agreement filed as
Exhibit 10.12 to this Annual Report.